SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Report regarding inclusion of LG Investment & Securities as a group subsidiary

Woori Finance Holdings received due approval from the Financial Supervisory Commission to incorporate LG Investment & Securities as a group subsidiary as of November 29, 2004. However, the acquisition will be completed at a later date.

Key Details

•	Name of company : LG Investment & Securities

•	CEO : Sung-Tae Kim

•	Business type : Securities

•	Condensed financial statement (Won in Millions) :

Total Assets	4,666,797
Total Liabilities	3,078,793
Shareholder’s equity	1,588,004
Paid-in capital	724,812

•	Percentage of total assets after inclusion : 4.27%

•	Percentage of shareholdings after inclusion : 23.15%

•	Date of inclusion : November 29, 2004

•	Number of subsidiaries after inclusion : 10

•	Others : 1) Percentage of shareholdings includes 25,877,487 shares that are to be acquired from a stock sale contract with LG Card 2) Date of inclusion is the date of due approval from the Financial Supervisory Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: November 29, 2004	By:	/s/ Young Sun Kim
(Signature)
	Name:	Young Sun Kim
	Title:	Director